Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX: SVM	September 26, 2011
NYSE: SVM

Silvercorp Annual General Meeting Update

VANCOUVER, British Columbia – September 26, 2011 – Silvercorp Metals Inc. (“Silvercorp”) held its Annual and Special General Meeting (the "Annual Meeting") on September 23, 2011 in which all matters placed before the shareholders were approved. The voting report of the Annual Meeting is available for review on SEDAR. The Annual Meeting webcast is posted on our website.

Reminder of Quarterly Dividend of CAD$0.02

Silvercorp will pay its FY2011 second quarter dividend of CAD$0.02 per share on October 21, 2011, to shareholders of record at the close of business on September 30, 2011. The declaration and amount of any future dividends will remain at the discretion of the Board of Directors. The dividends are considered eligible dividends for Canadian tax purposes.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp in the Henan Province of China. The Company is developing its GC silver-lead-zinc mine in the Guangdong Province and recently acquired the BYP gold-lead-zinc mine in Hunan province. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information:

SILVERCORP METALS INC. Rui Feng, Chairman/CEO & Lorne Waldman, Corporate Secretary Phone:(604) 669-9397, Toll Free Phone: 1-888-224-1881 Fax: (604) 669-9387, Email: info@silvercorp.ca, website: www.silvercorpmetals.com.